UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004.

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                                 Yes:  _____       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____July 9, 2004_________________

Date

Lonmin Approves  US $1.2 Million Exploration Program for Union Bay Platinum Project, Alaska / Exploration to Commence Immediately

Vancouver , BC  - Lonmin Plc has elected to proceed with the 2004 exploration program based on results from the 2003 program which suggest Union Bay has potential to host significant accumulations of platinum group metal mineralization. The 2004 exploration budget is set at US $1.2 million and will be 100% funded by Lonmin Plc, the world's third largest primary producer of platinum.

Exploration will commence immediately with a detailed geological mapping and sampling program and an airborne magnetic and electromagnetic survey. A 9,000 ft (2,800m) drill program will commence in mid June.  The drill rig is currently on site.

The initial drill program will target the Continental and Chevelle zones where rock sampling in 2003 returned values ranging from 1 to 14 g/t Platinum (Pt). (see news release January 20th, 2004).  The mineralization is hosted by similar rock types to the previously reported occurrences at the North and Jaguar Zones, which lie 5 km to the east.  In addition, a separate zone of Copper (Cu) + Platinum (Pt) +  (Palladium (Pd) bearing sulphides was discovered at Cannery Creek. Cannery Creek is situated on the western side of the Union Bay project, close to the margin of the complex.  The zone remains open to the north and east.

Should the results of the data review prove to be sufficiently positive, Lonmin may elect to incur further expenditures before the end of the 2004 field season.

Union Bay

In May 2003 Lonmin Plc entered into a joint venture agreement with Freegold Ventures Limited and Pacific North West Capital for further exploration and development on the project.  Under the agreement Lonmin funded an initial US$815,000 exploration program in 2003. The funding was subsequently increased to US $935,000 after a favourable preliminary review of field data. Lonmin has the further option to continue to fund the Union Bay project by expending a minimum of US$1 million per year in 2004, 2005 and 2006 and US $750,000 for each year thereafter.

Continued to Page 2

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

Freegold Ventures News Release June 1, 2004 Page 2

Pacific North West Capital is the Operator of the project during the exploration phase. Lonmin may earn up to 70% interest in the project by delivering a full feasibility study. Upon the decision by the joint venture management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing. Following commencement of commercial production, Freegold Ventures Limited and Pacific North West and will each repay their share of the financing costs on agreed upon commercial terms and contribute pro rata to operating costs.

About Freegold Ventures Limited

Freegold Ventures is a gold exploration company with a proven track record and a mandate to explore and develop, world-class gold deposits. One of Freegold's main focuses is its exploration activities in the mineral rich State of Alaska.

In addition to the Golden Summit Project, Freegold also holds the Rob Project in the highly prospective Tintina Gold Belt. The Tintina gold belt is emerging as one of North America's most important gold districts and hosts a number of gold deposits throughout the Yukon and Central Alaska, most notably the Fort Knox, Pogo and Brewery Creek deposits.  Freegold has entered into an option/joint venture on the Rainbow Hill Gold Project, Alaska. Gold mineralization on the Rainbow Hill project closely resembles mesothermal gold ore deposits of the Juneau Gold Belt, Alaska, the Mother Lode district of California, and the Bridge River district of

British  Columbia. In addition to its Alaskan gold projects.  Freegold holds the Union Bay PGM project, a joint venture with Pacific North West Capital Corp, and Lonmin PLC, the world's third largest primary producer of platinum.

Freegold also holds 100% of the Almaden Gold Deposit, in Idaho, where a 1997 Feasibility Study by Watts, Griffis and McOuat (WGM) indicated a potentially mineable resource of 44,000,000 tons grading 0.021 oz/t gold. The study indicated that 526,800 ounces of gold was recoverable, by open pit mining and heap leach technology. The deposit remains open to the north and south and at depth. The study indicated an IRR of 18.9% at $364 per ounce gold. The Company is actively seeking joint venture partners for its projects and in addition an active acquisition program targeting properties of merit throughout North America is underway.

For further information please contact: Investor Relations at Freegold Ventures Limited, toll free 1.800.667.1870, by email ir@freegoldventures.com, by fax at 604-685-8045.

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

June 1, 2004

Item 3: Press Release

A Press release dated and issued June 1, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Lonmin Approves US$1.2 Million Exploration Program for Union Bay Platinum Project, Alaska.

Item 5: Full Description of Material Change

See attached news release dated June 1, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___June 3, 2004________________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

FREEGOLD EXPANDS GOLDEN SUMMIT PROPERTY WITH THE ACQUISITION OF THE HIGH GRADE TOLOVANA GOLD PROJECT

Freegold Ventures Limited (TSX: ITF) is pleased to announce that it has concluded an Agreement with Nautilus Alaska Inc whereby it may acquire Nautilus's rights to a 20 year lease on the Tolovana Gold Property . The lease may be extended for an additional 10 years on the same terms.

The Tolovana Gold Property lies 0.75km SW of the Cleary Hill Mine and will form part of the Golden Summit Property under the Freegold/Meridian Joint Venture. Previous drilling on the Tolovana Property intersected high grade gold values in intrusive and associated metamorphic rocks.  An extensive hydrothermal system is present on the property with mineralization open to the east, west and to depth. Exploration on the Tolovana Property area is expected to commence within the next month.

Cleary Hill

Freegold and Joint Venture Partner Meridian Gold Inc. are currently awaiting the final check assays and metallic screen assays which are expected in the next week from the approximately 1,500 metres  (6 holes) of drilling that was carried out in the Cleary Hill Mine Area.  The holes were aimed to intersect the down dip extension of the Cleary Hill Mine.

Tolovana Acquisition Terms

Under the terms of the Agreement Freegold will assume all of Nautilus's obligations under the Lease, which include making annual payments of $1,000 per month for first 23 months increasing to $1,250 per month for 24th - 48th months and increasing to $1,500 after the 49th month and for duration of the lease. The Property is subject to a sliding scale NSR as follows: 1.5% NSR if gold is below $300, in the event the price of gold is between $300 - $400 a 2.0% NSR is in effect.  In the event that the price of gold is above $400, the Property is subject to a 3.0% NSR. In addition, Freegold has made a cash payment of US $7,500 on signing and will issue 400,000 shares on regulatory approval and an additional 200,000 shares within 30 days of a minimum 200,000 ounce mineral resource being calculated on property. This clause is in effect for a period of 5 years from the date of the agreement. The foregoing is subject to regulatory approval The Qualified Person for this release is Peter Dasler, P.Geo, Consultant, Freegold Ventures Limited.

Extension of Warrants

On another matter, the Company wishes to announce that it has applied to the Toronto Stock Exchange for the extension of 440,458 warrants and 507,805 warrants which were set to expire on June 17th, 2004 and July 18th, 2004 respectively. The Company has requested that these warrants be extended for an additional 12 months subject to regulatory approval. The purchase price will remain the same.

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

June 16, 2004

Item 3: Press Release

A Press release dated and issued June 16, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Freegold Expands Golden Summitt Property with the Acquisition of the High Grade Tolovana Gold Project.

Freegold Extends Warrants

Item 5: Full Description of Material Change

See attached news release dated June 16, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___June 17, 2004_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity